

Goldman Sachs

VIA EMAIL

February 18, 2022

U.S. Securities and Exchange Commission
ATTN: Form SBSE-A/A

To Whom It May Concern:

In order to assist with the review process of Goldman Sachs Bank USA's Form SBSE-A/A, please see the summary of changes that have been made to the Form SBSE-A/A on February 18, 2022:

- Included additional principals under Schedule A; and
- Uploaded amended Form 7-R. Goldman Sachs Bank USA's Form 7R was revised to:
    - Update US Regulator Information; and
    - Update an address under the Enforcement/Compliance Communication Contact.

Should you have any questions regarding the above matters, please call me at (801) 674-2384.

Sincerely,

Divya Don Bosco
Global Compliance Employee Services